Mail Stop 3561

May 8, 2007

George A. Schreiber, Jr.
Semco Energy, Inc.
1411 Third Street, Suite A
Port Huron, Michigan 48060

> **Re:** **Semco Energy, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 1, 2007**
> **File No. 1-15565**

Dear Mr. Schreiber:

We have reviewed your revised document and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Litigation Related to the Exchange, page 45

1. We note disclosure regarding a class action lawsuit alleging that directors breached their fiduciary duties to shareholders and withheld information from shareholders. We also note allegations that Cap Rock Holdings has aided the fiduciary duty breaches by the directors. Please explain the basis for your belief that the lawsuit is without merit. To the extent possible, please update the status of the legal proceedings and discuss the probability of the lawsuit preventing or delaying the closing of the exchange. We may have further comment upon review of your response.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Matthew Benson, Attorney Advisor, at (202) 551-3335, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Fax: (804) 698-5169